

CIARIGUITARS

Unleashing the Mobile Musician



The Problem

Guitar inconvenience limits guitar mobility.

Guitars are

BIG

The Magnitude

50M guitarists and "interested to learn" in the US alone [1] and all modes of transportation








Almanac of American Recreational Preferences, 2008 Edition



Only the brave few travel with guitars.

Vast majority leave at home, denying themselves and others of the gift and enjoyment of guitars.

The Result

Ascender™
Premium Travel Guitar



The Solution

- Premium Quality, Gig Ready
- Smallest Travel Size on Market
- Backpack Portability, TSA Compliant
- Traditional Look, Feel, Play
- Elegant, No-Kink String Management
- Plek-Perfect Action

Unparalleled Convenience






Stage-Worthy Quality






Market Size


TAM
$2.79B Global Guitars
SAM
$833M Premium,
Mid-Tier & Travel

Major Markets: US, Europe, APAC

Competition







Feature	Parlor	Alternate Shape	Reduced Footprint	Ciari Ascender
"Under Seat" Convenience	✗	✗	✗	✓
Stage-Worthy Quality	✓	✗	✗	✓
Traditional Look/Feel/Play	✓	✗	✓	✓
Easy String Management	✓	✓	✗	✓

Traction

Media













Forbes

CNN

USA TODAY

GUITAR WORLD

PREMIER Guitar

GuitarPlayer EDITORS' PICK

"Guitar companies have been making travel guitars for a long time, but The Ascender is the first one that can be used professionally as a backup guitar or even as a main instrument."

Sales

40+ Guitars

Entry Price: $3K

Ave. Sale Price: $3.5K

Rev. $150K

Following

Social Media: 5,418

Interested list: 6,786





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FOUR FAQS: STAYING ABOVE THE FOLD

Business Model



MUSIC INDUSTRY PROFESSIONAL:

Plays guitar professionally and/or influences guitar buying decisions as a music industry professional

BUSINESS PROFESSIONAL:

A frequent business flyer who needs a healthy outlet or open-mic

ON THE GO LIFESTYLE:

Someone who goes on the road with their passions and has purchasing power for innovative products

Make & Sell Innovative Guitars

Target Customers

Pipeline of Innovation









Premium
Electric
($3K+)

2020

Mid-Tier
Electric
($1.5K+)

Q1/Q2 2021

Carbon Fiber
Acoustic
($1.5K+)

Q3/Q4 2021

Short-Scale
Bass
($1.5K+)

Q1/Q2 2022

Full Line of Folded Fretted Instruments

Sales

Hybrid Sales via Direct to Consumer, Exclusive Retail, and Affiliate Sales

Leverages trend towards online guitar sales, which now accounts for 50% of all guitar sales.

Targeting via deep industry relationships

Marketing

Multi-Channel Strategy
- Digital Marketing
- Virtual Demos & Lessons
- Co-Branding & Partnerships
- In-Airport Marketing

The World's Top 30 Music Products Retailers

			2019 Revenes	Employees	Locations
1	Guitar Center, Inc.	USA	$2,300,000,000	10,533	492
2	Musikhaus Thomann	Germany	$1,024,800,000	1,300	1
3	Sweetwater	USA	$725,000,000	1,531	1
4	Long & McQuade, Ltd.	Canada	$397,562,000	1,713	85
5	Sam Ash Music Corp.	USA	$390,000,000	1,188	47
6	Shimamura Music Co., Ltd.	Japan	$354,365,134	2,200	169
7	American Musical Supply	USA	$336,000,000	160	3
8	Parsons Music Limited (Retail)	China	$303,000,000	2,100	110
9	Yamaha Music Retailing Co., Ltd.	Japan	$265,720,000	1,502	29
10	Sound House	Japan	$170,000,000	170	1

Airport Kiosks

Ciari is the <u>only</u> guitar company approved for in-airport experiential marketing via "Music Oasis" free guitar lounge.

Tested during 2019 San Diego Int'l Airport Innovation Lab, an accelerator focused on airport innovation.

Ciari attendant to demonstrate, educate and provide "Try Before Buy" opportunity for potential customers.

Provides relaxation/escape from stress of air travel. Targets guitarists during pain points of air travel.



Music Oasis™ Airport Guitar Lounge

Intellectual Property



Patents

3 US Pats
9 US Apps
4 Int'l Apps
(EU, JP, CN, KR)



Trademarks

Ciari - Fed Registered
Ciari Logo - Allowed



Domain

CiariGuitars.com



Freedom to Operate

Clear from 3rd party
Patents and Trademarks

CEO is IP Executive & Patent Attorney with deep experience including at USPTO, Leading IP Law Firm, and Chief IP Counsel for "Start-up to $1BB" Medical Device Co.

Accelerator Validation





Leading music-tech accelerator in Nashville

One of 13 companies selected to 2018 cohort

Successfully completed with investment secured during final pitch

Leading airport innovation accelerator

One of 5 companies selected to 2019 cohort

Negotiating in-airport contract for 2021

The Leadership Team



Brent Rivard, CFO

Finance Executive for public and private companies. CPA. Music & Guitar Enthusiast. Successful serial entrepreneur.



Tracy Judge, VP Marketing & Events

Expert in marketing and events with deep experience in the luxury travel market.



Jonathan Spangler, CEO

IP Executive (20+ years), Avid Performer (US & Int'l), Innovator (10+ US patents)



Tommy Benson, Director Artist Relations & Education

Gifted guitarist & instructor, host of "Guitar Gods Power Hour" radio



Timothy Johnson, Advisor Engineering & Quality

26-year EE on founding engineering team for two industry changing products (iPhone and Apple Watch).

Advisory Board



Joe Glaser – Luthier/Guitar Expert

Celebrated luthier/guitar tech in Nashville. Inventor of Glaser Bender and other guitar innovations.



Rick Froio, EVP Black River Records (Nashville)

35 years of music and music instrument experience, former executive at Gibson Guitars (Sales/BD).



Hany Nada, Venture Capitalist

Managing Director of Silicon Valley VC Firm, Heavy Tech and Music Focus, Rolling Stone contributor.



Jeff Sazant – Music Retail Expert

Music Industry Veteran, Former GM of Hollywood Guitar Center, Deep Expertise in Retail, Distribution, Sales.



Rebecca Ramsey – Airport Retail Expert

Airport Revenue and Retail Expert, Former Director of Concessions at Nashville Int'l (25 years), Deep Industry Ties, Developed Award-Winning Retail Programs.



Quentin Blackford – CFO/COO Expert

CFO of multiple publicly traded companies, currently COO at DexCom ($38B Mkt Cap)

Exit Strategy

Expand Product Line, Ramp Sales, Explore Acquisition in 3-5 years









Bigsby (2020), Play (2016) Gretsch (2002), Jackson (2002), Guild (1995)

Ampeg (2018), Line6 (2013), Steinberg (2003)

Uncut (2019), NME (2019), Chew (2017), Mono (2016), Composr (2016)

Woox (2014), Cerwin-Vega (2011), Steinberger (1998), Kramer (1997)

Strong IP and adoption will help achieve attractive multiple on Exit

Projections Only. Not Guaranteed.

Now more than ever, we need music

#1 Music will be the most likely attended type of event (91%) outranking movies (87%), theatre (78%) and sports (75%)

91% 9 of 10 ticket holders still plan on attending their show

85% Of livestream viewers say livestream or videos can't replace the live music experience

72% Of livestream viewers say watching digitally makes them more excited to attend live music events







Live Nation Survey: COVID-19 impact from live music fans, May 2020

"Guitars are Back, Baby!" - New York Times (Sept 8, 2020)

Financing & Terms

Wefunder Raise

Terms

$1M Target via SAFE

Standard Terms
$4.5M Cap, 20% Discount

Early Bird Terms
$4M Cap, 25% Discount

Timing

Q1 2021

Use of Funds

Operational Scale-Up
Marketing Scale-Up
Product Development
Debt Repayment/AP
Fundraising Costs
Wefunder Fees



For More Info, Contact:

Jonathan Spangler
CEO and Founder
Ciari Guitars, Inc.
jspangler@ciariguitars.com